FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS & BURKHARDT AG 2013 DIVIDEND

The Supervisory and Management Boards of HSBC Trinkaus & Burkhardt AG (HSBC Trinkaus) today announced, subject to final confirmation of the 2013 financial results, they intend to propose to the Annual General Meeting on 3 June 2014 the payment of a dividend of €2.50 per share (unchanged from the previous year) from the net profit for the 2013 financial year.

Preliminary results for 2013 were slightly ahead of expectations, and higher than those reported for the prior year. HSBC Trinkaus' core capital ratio is 11.7%. The bank has sufficient capital to meet the higher capital requirements under Basel III, which came into effect from 1 January 2014, and to support plans for further business expansion which will be focused primarily on the corporate client sector. HSBC Trinkaus, rated 'AA- (Stable)' by Fitch Ratings, is the HSBC Group's principal subsidiary in Germany.

HSBC Trinkaus' 2013 preliminary results are scheduled to be published on 26 February 2014.

Media enquiries to Steffen Pörner on +49 211 910 1664 or at steffen.poerner@hsbctrinkaus.de

Note to editors:

Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its more than 228-year-old tradition as a trusted advisor to its clients. It is one of Germany's leading banks and a member of the HSBC Group, one of the world's largest banking and financial services organisations. HSBC Trinkaus' particular strength lies in its detailed knowledge of the international markets, mainly the emerging markets, and in its global network which helps its clients grasp international opportunities. With more than 2,500 employees, HSBC Trinkaus can be found in seven locations in Germany, in addition to the head office in Düsseldorf, and has access to the global network of the HSBC Group. With total assets of €22.9bn and €142.2bn in funds under management and administration, HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (stable)' by Fitch Ratings. The bank's central target groups are corporate clients, institutional clients and wealthy private clients. (Figures as at 30 September 2013.)

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 05 February 2014